Exhibit 21.1

Amaze Holdings, Inc.

List of Subsidiaries

Name of subsidiary	Jurisdiction of incorporation or organization
Amaze Software, Inc.	Delaware
Amaze Holding Company LLC	Delaware
Famous Industries Pty. Ltd.	Australia
Baxter Collective, Inc.	Delaware
Baxter Collective Ltd.	United Kingdom
Adifex Holdings LLC Amaze Creator Content Company LLC	Delaware Delaware